

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Via U.S. Mail and Facsimile

Donald E. Roller
Chairman of the Board
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, FL 32202

> **Re: Jacksonville Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2010**
> **File No. 000-30248**

Dear Mr. Roller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: *(by facsimile only)*
Halcyon E. Skinner
McGuire Woods
Fax: (904) 360-6324